SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Rio de Janeiro – May 09, 2014

Petrobras announces today its consolidated results stated in millions of U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International
Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached US$ 2,280 million in the 1Q-2014.  Adjusted EBITDA reached US$ 6,068 million in the 1Q-2014.

Highlights

US$ million
			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 x 2013 (%)

2,760	(17)	Consolidated net income attributable to the shareholders of Petrobras	2,280	3,854	(41)
2,534	−	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,531	2,552	(1)
6,832	(11)	Adjusted EBITDA	6,068	8,133	(25)

 The Company reported 1Q-2014 earnings of US$ 2,280 million and the following highlights:

•   Lower domestic crude oil and NGL production (a 2% decrease, 38 thousand barrels/day) compared with 4Q-2013, resulting from the demobilization of FPSO – Brazil (Roncador) and to the stoppage of P-20 platform (Marlim). The Company reached a record level of average monthly production at the pre-salt layer in March of 395 thousand bpd.

•   Production start-up of new systems: P-58 and the successful connection of 9-SPS-77A well to FPSO Cid. São Paulo (Sapinhoá), through a pioneering system RSB (Riser Support Buoy - Riser Supported by a submerged Buoy).

•   Higher feedstock processed (a 1% increase, 19 thousand barrels/day) compared to the 4Q-2013, with a crude oil processing record in March and increased domestic oil product production, which reduced the share of oil product imports in our sales mix.

•   Issuance of Global Notes in the amount of EUR 3.0 billion and £ 0.6 billion (equivalent to US$ 5.1 billion); and US$ 8.5 billion, to finance our Business and Management Plan.

•   8,298 employees enrolled in our Voluntary Separation Incentive Plan (PIDV) and the US$ 1,014 million expected to be paid was recognized as other operating expenses.

•   On April 25 the Company paid the first and only installment of our dividend distribution for 2013 of US$ 0.22969 per common share and U.S.$ 0.42583 per preferred share (translated at the closing date exchange rate for 2013), paid in the form of interest on capital. Amounts were restated and indexed to the Selic interest rate.

Comments from the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

Our net income before finance income (expense), share of profit of equity-accounted investments, profit sharing and income taxes in the first quarter of 2014 was US$ 3.2 billion, up 4% on the fourth quarter of 2013. This increase is explained by higher prices of oil products, due to the diesel and gasoline increases that took place in November 2013, and by the lower share of imported oil products in the domestic market sales. There was an increase in operating expenses due to the extraordinary provision of US$ 1.0 billion related to the Voluntary Separation Incentive Plan (PIDV).

The consolidated net income attributable to the shareholders of Petrobras was US$ 2.3 billion, down 17% on the previous quarter (US$ 2.8 billion), mainly due to the tax benefit of US$ 1.4 billion related to the provision of interest on capital that took place in the 4Q-2013. The provision of PIDV also resulted on an impact of US$ 0.7 billion in the net income of the 1Q-2014.

Our average oil and NGL production in Brazil was 1,922 th. bpd in the 1Q-2014, down 1.9% on 4Q-2013, impacted by the decommissioning of FPSO-Brasil (Roncador field) and by the production halt in  the P-20 platform (Marlim field) for 103 days because of damages caused by a fire that affected its chemicals system in December 2013. P-20 platform returned into operation on April 7.

We highlight that, on March 17, we had the first oil from P-58 (Whales Park) whose current production is 50 th. bpd via three wells. Also in March, average oil production of the pre-salt fields reached a monthly record of 395 th. bpd. On March 19, we reached a new daily record of 420 th. bpd. It is important to underscore that this record was broken again, first on April 15, with 428 th. bpd, and then on April 18, with 444 th. bpd, due to the ramp-up of P-58 and start-up of the second well in the buoy (Buoyancy Support Riser - BSR1) of FPSO Cidade de São Paulo in Sapinhoá field.

We also highlight the procedures to start-up the first well of P-62 (Roncador field) on this May 9. As for the buoys, the installation of the four units has been completed and the first well of BSR2, interconnected to FPSO Cidade de Paraty (Lula NE field) also started operation on this May 9.

We are confident that we will achieve a production growth target of 7.5% (+/- 1 percentage point) in 2014. In the 3Q-2014, we will have the start-up of P-61/TAD (Papa-Terra field) and FPSO Cidade de Ilhabela (Sapinhoá Norte field). In the 4Q-2014, FPSO Cidade de Mangaratiba will start production at Iracema Sul field. Furthermore, we continue to increase the operational efficiency of our assets: in this 1st quarter, we achieved a gain of 58 thousand bpd in production through PROEF (Campos Basin Operational Efficiency Increase Program), which represents an operational efficiency of 95% in UO-RIO and 77% in UO-BC. Last April, UO-BC reached an efficiency threshold of 81%, the highest value for the past 46 months.

In Refining, total oil products production was 2,124 th. bpd in the 1Q-2014, up 1% on the 4Q-2013. We continue to operate at excellent levels of efficiency, as evidenced by the utilization factor of 96% reached in the 1st quarter and by the 2% drop in refining costs compared to the previous quarter.

In March, we also reached a new monthly oil processing record at our refineries, with average feedstock processed of 2,151 th. bpd, surpassing the previous monthly record of 2,139 th. bpd obtained in July 2013.

In Gas and Power, we offered 89 million m3/day of gas to the market, an increase of 9% compared to 4Q-2013, due to increased thermoelectric demand. Also in March we surpassed, for the first time, the barrier of 100 million m3/day of natural gas delivered to the consumer market, with the supply of 101.1 million m3/day on March 26. Of these, 45 million m3/day were supplied to the thermoelectric market, enabling the generation of 7,163 MW of electricity, approximately 12% of the demand of the Brazilian National Grid.

As for fertilizer production, the Bahia unit (Fafen-BA) reached, last March 31, the production of 34,715 tons of urea, a production record for this month. We also had the start-up of the Ammonium Sulphate plant, located in the Sergipe plant (Fafen-SE) on February 13, with a production capacity of 303 thousand tons/year of this product.

In the International area, we would like to highlight the start-up of the Cascade 6 and Chinook 5 wells, which increased the total production of the Cascade & Chinook field (US) to about 40 th. bpd, far higher than the 12 th. bpd achieved on average in 2013, when it had three production wells. This led to an 8% increase in oil and gas production from our international assets relative to the previous quarter, from 194 th. bpd to 209 th. bpd in the 1Q-2014, and a 33% reduction in the unit lifting cost.

As for the performance of our refineries abroad, total feedstock processed was 165 th. bpd, down 6% on the previous quarter (175 th. bod) due to the scheduled stoppage of the Okinawa refinery in February. The Pasadena refinery continues processing more than 100 th. bpd due to the availability of unconventional oil (tight oil) at competitive prices, coupled with the removal of operational bottlenecks in its facilities. Finally, the unit refining cost abroad fell by 18% from the 4Q-2013 to the 1Q-2014.

One more time, I would like to emphasize the contribution of the most important structuring program. PROCOP (Operating Costs Optimization Program) continues exceeding its goals and producing excellent results: savings in the 1Q-2014 were US$ 1.0 billion, up 42% from the target of US$ 0.7 billion. With a gain of US$ 2.8 billion already realized in 2013 and the identification of new opportunities in various initiatives, the Program now revises its goal, raising it to US$ 16.6 billion between 2013 and 2016. For 2014, the goal is US$ 3.2 billion.

Now PROCOP extends its scope to include the International Area. Initiatives incorporate Petrobras’ operating assets in eight countries, Argentina, Bolivia, Chile, Uruguay, Paraguay, Colombia, United States and Japan, in the oil and natural gas production, refining and distribution segments.

The Company continues to have broad access to the sources of funding necessary for the development of its Business and Management Plan. In the 1Q-2014, we raised US$ 22.8 billion, mainly by issuing bonds in the U.S. and European markets, which allowed us to end the quarter with strong liquidity of US$ 34.7 billion in cash, considering the balance of cash, cash equivalents and government bonds. These resources are sufficient to finance investments in 2014, which will bring us, already in the coming months, increased operating cash flow as a result of increased oil and gas production and less dependence on imports of oil products, with the start-up of RNEST, in addition to achieving the gradual convergence of prices in Brazil with international benchmarks.

As for debt ratios, leverage remained at 39%. The Net Debt/EBITDA ratio increased from 3.21x in the 4Q-2013 to 4.18x in the 1Q-2014 and the main reason is the effect of provisioning for the PIDV, which reduced the EBITDA by US$ 1.0 billion. The calculation of this debt ratio considers the annualized EBITDA, thus bringing a significant impact on this quarter.

I would like to register, once again, the commitment of Petrobras Executive Board and of its employees with ethics and transparency at our organization, as expressed when we launched in the 2nd half of 2013, the Corruption Prevention Program. All the allegations presented are and will continue to be investigated through the mechanisms created for this specific purpose.

Finally, I would like to share with our shareholders and investors the results achieved so far with our Voluntary Separation Incentive Plan. 8,298 employees have enrolled, representing 12.4% of the company’s total workforce.

Fifty-five percent of the separations are expected to occur in 2014. Cost reduction is significant and should reach the conservative estimate of US$ 5.7 billion from 2014 to 2018. We estimate that the cost of the referred to incentive will be compensated within an average time of 9 months after the departure of each professional.

The Voluntary Separation Incentive Plan was developed to adjust the company’s workforce to the challenges of the 2014-2018 Business and Management Plan and to the targets of PROCOP - Operating Costs Optimization Program.  At the same time the Plan reconciles the necessary retention of knowledge, which is essential to growth and the safe and sustainable operational continuity of the company. It should also be noted that the PIDV met the expectations of thousands of company employees.

This program - PIDV - is another example of our commitment to the relentless pursuit of increased efficiency, productivity and capital discipline that will lead us to better results and to the creation of value for our shareholders and investors.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

US$ million
			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 x 2013 (%)

35,593	(3)	Sales revenues	34,494	36,345	(5)
7,474	10	Gross profit	8,229	9,448	(13)
3,091	4	Net income before finance income (expense), share of profit of equity-accounted investments, profit sharing and income taxes	3,203	5,142	(38)
(1,326)	94	Net finance income (expense)	(73)	696	(110)
2,760	(17)	Consolidated net income attributable to the shareholders of Petrobras	2,280	3,854	(41)
0.21	(17)	Basic and diluted earnings per share [1]	0.17	0.30	(41)

21	3	Gross margin (%) [2]	24	26	(2)
9	−	Operating margin (%) [2]	9	14	(5)
8	(1)	Net margin (%) [2]	7	11	(4)
6,832	(11)	Adjusted EBITDA – U.S.$ million [3]	6,068	8,133	(25)

		Net income before finance income (expense), share of profit of equity-accounted investments, profit sharing and income taxes by Business Segment
7,840	(12)	. Exploration & Production	6,871	7,639	(10)
(3,609)	13	. Refining, Transportation and Marketing	(3,140)	(3,219)	2
(147)	282	. Gas & Power	268	601	(55)
(19)	(47)	. Biofuel	(28)	(35)	20
246	30	. Distribution	320	543	(41)
116	66	. International	192	599	(68)
(1,104)	(30)	. Corporate	(1,430)	(1,333)	(7)

15,441	(44)	Capital expenditures and investments (in millions of U.S. dollars)	8,708	9,907	(12)

		Financial and economic indicators
109.27	(1)	Brent crude (U.S.$/bbl)	108.22	112.55	(4)
2.27	4	Average commercial selling rate for U.S. dollar (R$/U.S.$)	2.37	2.00	19
2.34	(3)	Period-end commercial selling rate for U.S. dollar (R$/U.S.$)	2.26	2.01	12
9.52	1	Selic interest rate - average (%)	10.40	7.13	3

		Average price indicators
94.67	2	Domestic basic oil products price (U.S.$/bbl)	96.25	102.05	(6)
		Sales price - Brazil
96.92	1	. Crude oil (U.S.$/bbl) [4]	98.02	102.91	(5)
45.08	5	. Natural gas (U.S.$/bbl)	47.33	48.58	(3)
		Sales price - International
86.43	(3)	. Crude oil (U.S.$/bbl)	84.18	94.26	(11)
21.70	7	. Natural gas (U.S.$/bbl)	23.28	23.02	1

  [1]  [2] [3] [4]

1 Net income per share calculated based on the weighted average number of shares.

2Gross margin equals sales revenues less cost of sales divided by sales revenues; Operating margin equals net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes divided by sales revenues; Net margin equals net income divided by sales revenues.
3Adjusted EBITDA equals net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; share of profit of equity-accounted investments; and impairment. Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our Adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.  See Consolidated Adjusted EBITDA Statement by Segment on page 23 for a reconciliation of our Adjusted EBITDA to our net income.
4Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1Q-2014 compared with 1Q-2013:

Virtually all revenues and expenses of our Brazilian operations are denominated and payable in Brazilian Reais. When the U.S. dollar strengthens relative to the Brazilian Real, as it did in the 1Q-2014 (with an appreciation of 19%), revenues and expenses decrease when translated into U.S. dollars. Nevertheless, the appreciation of the U.S. dollar against the Brazilian Real affects the line items discussed below in different ways.

Gross Profit

Gross profit decreased by 13%  in the 1Q-2014 compared to the 1Q-2013, mainly due to:

➢ Sales revenues of US$34,494 million decreased by 5% compared to the 1Q-2013, driven by foreign currency translation effects (due to the appreciation of the U.S. dollar against the Brazilian Real). Excluding those effects, local currency sales revenues were 12% higher, due to:

•   Higher oil product prices in the domestic market resulting from increases in gasoline and diesel prices in 2013, higher electricity and natural gas prices and higher prices for oil products that are adjusted to reflect international prices and for exports;

•   A 3% increase in domestic oil product demand, mainly of diesel (3%), gasoline (4%) and jet fuel (6%), offset by lower crude oil export volumes (9%) and oil product exports (10%), mainly of fuel oil.

➢ Cost of sales of US$26,265 million decreased by 2% compared to the 1Q-2013. Excluding foreign currency translation effects, local currency cost of sales was 16% higher, due to:

•   A 3% increase in domestic sales volumes of oil products, mainly met by imports, and higher natural gas import volumes to meet demand and to replace domestic gas, due to the lower availability in the period; and

•   The impact of the appreciation of the U.S. dollar against the Brazilian Real  (19%) on imports and production taxes, when expressed in reais.

Income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes

Income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes reached US$3,203 million in the 1Q-2014, a 38% decrease compared to the 1Q-2013, due to a US$ 1,014 million impact of our Voluntary Separation Incentive Plan and a lower gross profit, due to foreign currency translation effects, as set out above. Those effects were partially offset by higher gains on disposal of assets (US$ 309 million), mainly of Brasil PCH.

Net finance expense

Net finance expense reached US$73 million in the 1Q-2014 (compared to a US$ 696 million finance income in the 1Q-2013), resulting from lower exchange rate variation gains (US$ 542 million) over a reduced foreign exchange exposure, driven by the extension of our hedge accounting policy to future exports from May 2013 on. Net finance expense was also increased due to a higher net debt.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached US$2,280 million in the 1Q-2014, a 41% decrease compared to the 1Q-2013, reflecting lower income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes and a decrease in our net finance income (expense), which were partially offset by lower income tax expenses.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

Our segment results include transactions carried out with third parties and transactions between business areas, which are priced at internal transfer prices defined between the areas using methods based on market parameters.

Information about our operating segments and other related information are set out below.

EXPLORATION & PRODUCTION

	U.S.$ million
	Jan-Mar
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	4,505	4,992	(10)

Net income decreased by 10% in the 1Q-2014 compared to the 1Q-2013. Excluding foreign currency translation effects, local currency net income increased by 7% due to higher domestic crude oil prices (sale/transfer), when expressed in reais, and increased crude oil and NGL production (1%), partially offset by higher production taxes, higher employee compensation costs and higher freight costs for oil platforms resulting from the start-up of new systems, as well as higher write-offs of dry or sub-commercial wells and the impact of our Voluntary Separation Incentive Plan (PIDV).

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$9.64/bbl in the 1Q-2013 to US$10.20/bbl in the 1Q-2014.

	Jan-Mar
Exploration & Production - Brazil (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Crude oil and NGLs	1,922	1,910	1
Natural gas [5]	400	400	−
Total	2,322	2,310	1

Crude oil and NGL production increased by 1% in the 1Q-2014 due to the production start-up of FPSOs Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE), Cidade de São Paulo (Sapinhoá) and of the Production Stationary Units Papa-Terra P-63, Roncador P-55 and Jubarte P-58. Such increase was partially offset by the natural decline of fields and by the demobilization of FPSO-Brasil (Roncador), stoppage of platform P-20 (Marlim) and to the termination of a joint venture between Petrobras and Shell for the production at Parque das Conchas with FPSO-Espírito Santo.

Natural gas production remained flat in the period.

(*) [5]

(*)Not reviewed by independent auditor.

5 Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

	Jan-Mar
Lifting Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

U.S.$/barrel:
Excluding production taxes	14.15	14.76	(4)
Including production taxes	33.00	33.56	(2)

 Lifting Cost - Excluding production taxes

Lifting cost excluding production taxes decreased by 4% in the 1Q-2014 compared to the 1Q-2013. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it increased by 6% due to the production start-up of FPSOs Cidade de Paraty (Lula NE Pilot), Dynamic Producer (Lula Central) and Cidade de São Vicente (Lula Extremo Sul), and of the Production Stationary Units Papa-Terra P-63 and Roncador P-55, with higher start-up costs per unit, as well as to an increase in employee compensation costs arising from the 2013 Collective Bargaining Agreement.

Lifting Cost - Including production taxes

Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, lifting cost including production taxes increased by 3% in the 1Q-2014 compared to the 1Q-2013 due to the higher lifting cost mentioned above. Production taxes remained flat in the period due to the higher levels of special participation charges in Lula, Baúna, Roncador and Marlim Leste fields resulting from an increase in production levels when compared to the 1Q-2013, which were offset by the lower average reference price for domestic oil in U.S. dollars, adjusted to reflect international prices.

(*)

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

	U.S.$ million
	Jan-Mar
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	(2,035)	(2,128)	(4)

Net losses decreased by 4% in the 1Q-2014 compared to the 1Q-2013. Excluding foreign currency translation effects, net losses were 13% higher in the 1Q-2014 due to increased crude oil acquisition/transfer costs (when expressed in reais) and to the impact of our Voluntary Separation Incentive Plan (PIDV). These effects were partially offset by higher oil product prices, mainly reflecting increases in diesel and gasoline prices.

	Jan-Mar
Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Crude oil imports	359	484	(26)
Oil product imports	424	376	13
Imports of crude oil and oil products	783	860	(9)
Crude oil exports [6]	195	215	(9)
Oil product exports	171	191	(10)
Exports of crude oil and oil products	366	406	(10)
Exports (imports) net of crude oil and oil products	(417)	(454)	8
Other exports	3	4	(25)

Crude oil imports were lower in the 1Q-2014, due to an increase in the 1Q-2013 as a result of preparation for a pipeline and hydrotreating unit stoppages in São Paulo, which did not occur in the 1Q-2014.

Oil product imports were higher in the 1Q-2014 to meet domestic demand.

Crude oil exports were lower in the 1Q-2014 due to a lower availability of crude oil to export due to the need to achieve the established levels of operational inventory and inventory coverage in new producing properties. Lower oil product exports, mainly of fuel oil.

(*) [6]

(*)Not reviewed by independent auditor.

6 Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

	Jan-Mar
Refining Operations (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Output of oil products	2,124	2,127	−
Reference feedstock [7]	2,102	2,079	1
Refining plants utilization factor (%) [8]	96	98	(2)
Feedstock processed (excluding NGL) - Brazil [9]	2,017	2,038	(1)
Feedstock processed - Brazil [10]	2,058	2,083	(1)
Domestic crude oil as % of total feedstock processed	83	83	−

The 1% decrease in daily feedstock processed is attributable to a scheduled stoppage of the distillation unit at Replan.

	Jan-Mar
Refining Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

Refining cost (U.S.$/barrel)	2.75	3.14	(12)

Refining cost decreased by 12% in the 1Q-2014 compared to the 1Q-2013. Excluding the impact of the appreciation of the U.S. dollar against the Brazilian Real, it increased by 4%, due to higher employee compensation costs arising from the 2013 Collective Bargaining Agreement and lower feedstock processed.

(*) [7]  [8] [9] [10]

(*)Not reviewed by independent auditor.
7Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units, complying with the project’s equipment limitations and the safety, environmental and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.
8Refining plants utilization factor is the relation between the feedstock processed (excluding NGL) and the reference feedstock.
9Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed. As from 4Q-2013, this indicator has been included, since it is factored into the calculation of the Refining Plants Utilization Factor.
10Feedstock processed – Brazil includes crude oil and NGL processing.

FINANCIAL HIGHLIGHTS

GAS & POWER

	U.S.$ million
	Jan-Mar
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	220	441	(50)

Net income decreased by 50% in the 1Q-2014 compared to the 1Q-2013 due to higher LNG and natural gas import costs to meet Brazilian demand and to replace domestic gas, due to the lower availability in the period, as well as to the impact of our Voluntary Separation Incentive Plan (PIDV), partially offset by higher average electricity prices as a result of an increase in the differences settlement price, mainly attributable to lower water reservoir levels of hydroelectric power plants located in Brazil (driven by low rainfall).

	Jan-Mar
Physical and Financial Indicators (*)	2014	2013	2014 x 2013 (%)

Sales of electricity (contracts) - average MW	1,252	1,864	(33)
Generation of electricity - average MW	4,117	5,120	(20)
Imports of LNG (Mbbl/d)	119	99	20
Imports of natural gas (Mbbl/d)	204	198	3
Differences settlement price - U.S.$/MWH [11]	275	163	69

Electricity sales volumes were 33% lower, mainly in the spot market, resulting from a higher differences settlement price.

The 20% decrease in electricity generation is attributable to a lower thermoelectric dispatch in January 2014 (demand from the National Electricity Network Operator), to maintenance stoppages in thermoelectric plants (403 average MW), termination of the lease contract for UTE Araucária (349 average MW) and interruption of the natural gas supply contract for UTE Cuiabá in January (180 average MW).

Lower rainfall levels in the period caused a 69% increase in the differences settlement price.

The 20% increase in LNG import volumes and the 3% increase in natural gas imports from Bolivia result from a lower availability of domestic natural gas in the 1Q-2014.

(*) [11]

(*)Not reviewed by independent auditor.

11Differences settlement price is the price of electricity in the spot market and is computed based on weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

	U.S.$ million
	Jan-Mar
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	(31)	(25)	24

Biofuel net losses increased by 24% in the 1Q-2014 compared to the 1Q-2013 resulting from lower biodiesel average sales prices (8%) and by our share of losses from ethanol and biodiesel investments.

DISTRIBUTION

	U.S.$ million
	Jan-Mar
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	204	355	(43)

The 43% decrease in net income, compared to the 1Q-2013, is attributable to the impact of our Voluntary Separation Incentive Plan (PIDV) and lower average trade margins (6%), partially offset by higher sales volumes (5%).

	Jan-Mar
Market Share (*)	2014	2013	2014 x 2013 (%)

	38.1%	38.8%	(1)

Sales volumes were higher in the 1Q-2014 but our market share decreased as a result of a lower thermoelectric dispatch to supply the National Interconnected System.

   (*)

(*)Not reviewed by independent auditor. Our market share in the Distribution Segment in Brazil is based on estimates made by Petrobras Distribuidora.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

	U.S.$ million
	Jan-Mar
	2014	2013	2014 x 2013 (%)

Net Income Attributable to the Shareholders of Petrobras	319	365	(13)

Net income decreased by 13% in the 1Q-2014 compared to the 1Q-2013 due to the foreign currency translation effect. Local currency net income was flat in the period since tax credits recognized in the Netherlands and the production start-up of new wells in the United States offset the lower income derived from E&P in Africa as a result of the disposal of 50% of our assets in June 2013.

	Jan-Mar
Exploration & Production-International (Mbbl/d)12(*)	2014	2013	2014 x 2013 (%)

Consolidated international production
Crude oil and NGLs	87	143	(39)
Natural gas	91	93	(2)
Total	178	236	(25)
Non-consolidated international production	31	6	417
Total international production	209	242	(14)

The higher production in the United States resulting from the production start-up of new wells in Cascade and Chinook fields in January 2014 partially offset the 39% decrease in crude oil and NGL production in the 1Q-2014 compared with the 1Q-2013, attributable to the disposal of the Puesto Hernandez asset in Argentina in January 2014 and of 50% of our interest in companies in Nigeria in June 2013. We have accounted for the remaining 50% portion of the production in Nigeria as non-consolidated production.

Natural gas production also decreased in the 1Q-2014 compared to the 1Q-2013 as a result of the disposal in September 2013 of the Coulomb field located in the United States.

]

(*)Not reviewed by independent auditor.

12 Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

	Jan-Mar
Lifting Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)

	7.85	8.50	(8)

International lifting cost was 8% lower, mainly in Argentina, as a result of the depreciation of the Argentine Peso against the U.S. dollar and of the disposal of our Puesto Hernández asset and also in the United States, resulting from the production start-up of new wells in Cascade and Chinook fields in January 2014. Those effects were partially offset by the disposal of 50% of our interest in companies in Nigeria, which had lower-than-average production costs, when compared to other assets in the international segment.

	Jan-Mar
Refining Operations - International (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

Total feedstock processed [13]	165	173	(5)
Output of oil products	175	185	(5)
Reference feedstock [14]	230	231	−
Refining plants utilization factor (%) [15]	70	72	(2)

The increase in feedstock processed in our U.S. refinery was higher, resulting from a higher light oil processing availability for local crude oil, partially offset the decrease in feedstock processed, output of oil products and capacity utilization factor attributable to a 39-day stoppage in our Japanese refinery in the 1Q-2014.

	Jan-Mar
Refining Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)

	3.66	3.79	(3)

International refining cost per unit was 3% lower as a result of higher feedstock processed in the United States and lower costs in Argentina (when expressed in U.S. dollars), attributable to the depreciation of the Argentine Peso against the U.S. dollar.

(*)Not reviewed by independent auditor.

13Total feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.

14Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.
15efining Plants Utilization Factor is the relation between the crude oil processed at the distillation plant and the reference feedstock.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

	Jan-Mar
	2014	2013	2014 x 2013 (%)

Diesel	947	921	3
Gasoline	601	580	4
Fuel oil	110	118	(7)
Naphtha	178	180	(1)
LPG	222	213	4
Jet fuel	111	105	6
Others	202	196	3
Total oil products	2,371	2,313	3
Ethanol, nitrogen fertilizers, renewables and other products	97	81	20
Natural gas	427	417	2
Total domestic market	2,895	2,811	3
Exports	369	410	(10)
International sales	560	487	15
Total international market	929	897	4
Total	3,824	3,708	3

 Our domestic sales volumes increased by 3% in the 1Q-2014 compared with the 1Q-2013, primarily due to:

•         Diesel (a 3% increase) – due to the expansion of the retail sector, increased demand in infrastructure construction projects, higher Brazilian diesel-moved light vehicle fleet (van, pick up and SUV), offset by lower thermoelectric consumption.

•         Gasoline (a 4% increase) – as a result of an increase in the flex-fuel automotive fleet, driven by the higher competitive advantage of gasoline relatively to ethanol in most Brazilian states and of a higher household consumption. These effects were partially offset by the increase of anhydrous ethanol mandatory content in Type C gasoline (from 20% to 25%).

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows – Summary [16]

U.S.$ million
		Jan-Mar
4Q-2013		2014	2013

25,955	Adjusted cash and cash equivalents at the beginning of period [17]	19,746	23,732
(8,309)	Government bonds at the beginning of period	(3,878)	(10,212)
17,646	Cash and cash equivalents at the beginning of period [16]	15,868	13,520
4,734	Net cash provided by operating activities	3,981	7,455
(8,092)	Net cash used in investing activities	(8,540)	(8,177)
(14,105)	Capital expenditures and investments in operating segments	(8,601)	(9,227)
1,756	Disposal of assets (divestments)	368	4
4,257	Investments in marketable securities	(307)	1,046
(3,358)	(=) Net cash flow	(4,559)	(722)
1,999	Net financings	18,613	567
5,635	Proceeds from long-term financing	22,803	3,672
(3,636)	Repayments	(4,190)	(3,105)
(1)	Dividends paid to shareholders	-	-
28	Non-controlling interest	(46)	(52)
(446)	Effect of exchange rate changes on cash and cash equivalents	379	211
15,868	Cash and cash equivalents at the end of period [16]	30,255	13,524
3,878	Government bonds at the end of period	4,424	9,448
19,746	Adjusted cash and cash equivalents at the end of period [17]	34,679	22,972

Our principal uses of funds in the 1Q-2014 were for our capital expenditures (US$8,601 million). We met these requirements with cash provided by operating activities of US$3,981 million and also by net long-term financing of US$18,613 million. Our balance of adjusted cash and cash equivalents17increased by US$ 14,933 million in the 1Q-2014.

Net cash provided by operating activities in the 1Q-2014 decreased by 47% when compared to the 1Q-2013 as a result of an increase in our need for working capital (US$ 2,328 million) attributable to a higher balance of trading receivables and an increase in inventory levels.

Proceeds from long-term financing, net of repayments, totaled US$18,613 million in the 1Q-2014, a US$18,046 million increase when compared to the 1Q-2013. The principal sources of long-term financing were the issuance of notes for a total of US$ 5.1 billion in the European capital market in January and US$ 8.5 billion in the North-American capital market in March.

Our principal uses of funds were for capital expenditures and investments in operating units, which totaled US$8,601 million in the 1Q-2014, mainly in E&P, versus US$9,227 million in the 1Q-2013.

As of March 31, 2014, we had a balance of cash and cash equivalents of US$30,255 million, versus US$15,868 million as of December 31, 2013. Our adjusted cash and cash equivalents balance increased by 76% from US$19,746 million as of December 31, 2013 to US$34,679 million as of March 31, 2014.

16For more details, see the Consolidated Statement of Cash Flows on page 20.

17Our adjusted cash and cash equivalents include government bonds with maturities of more than 90 days. This measure is not computed in accordance with International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	US$ million
	Jan-Mar
	2014	%	2013	%	Δ%

Exploration & Production	5,602	64	5,353	54	5
Refining, Transportation and Marketing	2,109	24	3,448	35	(39)
Gas & Power	485	6	349	4	39
International	301	3	527	5	(43)
Exploration & Production	232	77	498	94	(53)
Refining, Transportation and Marketing	63	21	17	4	271
Gas & Power	1	−	1	−	−
Distribution	3	1	9	2	(67)
Other	2	2	2	−	−
Distribution	92	1	113	1	(19)
Biofuel	1	−	2	−	(50)
Corporate	118	2	115	1	3
Total capital expenditures and investments	8,708	100	9,907	100	(12)

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the 1Q-2014, we invested US$ 8,708 million, primarily aiming at increasing production and modernizing and expanding our refineries.

FINANCIAL HIGHLIGHTS

Consolidated debt

	U.S.$ million

	03.31.2014	12.31.2013	Δ%

Current debt [18]	9,653	8,017	20
Non-current debt [19]	126,514	106,308	19
Total	136,167	114,325	19
Cash and cash equivalents	30,255	15,868	91
Government securities (maturity of more than 90 days)	4,424	3,878	14
Adjusted cash and cash equivalents	34,679	19,746	76
Net debt [20]	101,488	94,579	7
Net debt/(net debt+shareholders' equity)	39%	39%	−
Total net liabilities [21]	319,724	301,677	6
Capital structure
(Net third parties capital / total net liabilities)	51%	51%	−
Net debt/Adjusted EBITDA ratio	4.18	3.21	30

  [18]  [19] [20] [21]

As of March 31, 2014 net debt in U.S. dollars was 7% higher when compared to December 31, 2013 as a result of new long-term financing, partially offset by a 3.4% impact from the depreciation of the U.S. dollar against the Real.

	US$ million

	03.31.2014	12.31.2013	Δ%

Summarized information on financing
Floating rate debt	64,975	59,109	10
Fixed rate debt	71,100	55,127	29
Total	136,075	114,236	19

Reais	26,751	22,825	17
US Dollars	94,356	81,776	15
Euro	10,676	6,398	67
Other currencies	4,292	3,237	33
Total	136,075	114,236	19

2014	7,448	8,001	(7)
2015	6,896	7,266	(5)
2016	13,067	12,692	3
2017	12,138	8,679	40
2018	18,575	16,051	16
2019 and thereafter	77,951	61,547	27
Total	136,075	114,236	19

18 Includes finance lease obligations (Current debt: US$ 18 million on March 31, 2014 and US$16 million on December 31, 2013).

19Includes finance lease obligations (Non-current debt: US$74 million on March 31, 2014 and US$73 million on December 31, 2013).
20Ournet debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.
21Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated22

U.S.$ million
		Jan-Mar
4Q-2013		2014	2013

35,593	Sales revenues	34,494	36,345
(28,119)	Cost of sales	(26,265)	(26,897)
7,474	Gross profit	8,229	9,448
(1,270)	Selling expenses	(1,154)	(1,150)
(1,269)	General and administrative expenses	(1,083)	(1,238)
(766)	Exploration costs	(646)	(642)
(250)	Research and development expenses	(250)	(337)
(452)	Other taxes	(138)	(112)
(376)	Other operating income and expenses, net	(1,755)	(827)
(4,383)		(5,026)	(4,306)
3,091	Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	3,203	5,142
362	Finance income	441	487
(912)	Finance expense	(782)	(601)
(776)	Foreign exchange and inflation indexation charges	268	810
(1,326)	Net finance income (expense)	(73)	696
25	Share of profit of equity-accounted investments	221	78
(99)	Profit-sharing	(142)	(207)
1,691	Net income before income taxes	3,209	5,709
924	Income taxes	(763)	(1,784)
2,615	Net income (loss)	2,446	3,925
	Net income (loss) attributable to:
2,760	Shareholders of Petrobras	2,280	3,854
(145)	Non-controlling interests	166	71
2,615		2,446	3,925

22As from the 1Q-2014, a line item for profit sharing benefits has been disclosed, as it is done for our annual consolidated financial statements. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	U.S.$ million

	03.31.2014	12.31.2013

Current assets	70,555	52,655
Cash and cash equivalents	30,255	15,868
Marketable securities	4,430	3,885
Trade and other receivables, net	10,624	9,670
Inventories	15,581	14,225
Recoverable taxes	5,130	4,971
Assets classified as held for sale	2,405	2,407
Other current assets	2,130	1,629

Non-current assets	283,848	268,768
Long-term receivables	20,255	18,782
Trade and other receivables, net	5,091	4,532
Marketable securities	130	131
Judicial deposits	2,699	2,504
Deferred taxes	1,187	1,130
Other tax assets	5,825	5,380
Advances to suppliers	3,213	3,230
Other non-current assets	2,110	1,875
Investments	6,902	6,666
Property, plant and equipment	240,793	227,901
Intangible assets	15,898	15,419
Total assets	354,403	321,423

LIABILITIES	U.S.$ million

	03.31.2014	12.31.2013

Current liabilities	37,006	35,226
Trade payables	11,889	11,919
Current debt	9,653	8,017
Taxes payable	4,785	4,950
Dividends payable	4,210	3,970
Employee compensation (payroll, profit-sharing and related charges)	2,811	2,052
Pension and medical benefits	887	816
Liabilities associated with assets classified as held for sale	506	1,073
Other current liabilities	2,265	2,429
Non-current liabilities	160,183	137,074
Non-current debt	126,514	106,308
Deferred taxes	11,323	9,906
Pension and medical benefits	12,428	11,757
Provision for decommissioning costs	7,307	7,133
Provisions for legal proceedings	1,362	1,246
Other non-current liabilities	1,249	724
Shareholders' equity	157,214	149,123
Share capital	107,371	107,371
Profit reserves and others	49,276	41,156
Non-controlling interests	567	596
Total liabilities and shareholders' equity	354,403	321,423

FINANCIAL HIGHLIGHTS

Statement of Cash Flows – Consolidated

US$ million

		Jan-Mar
4Q-2013		2014	2013

2,760	Net income attributable to the shareholders of Petrobras	2,280	3,854
1,974	(+) Adjustments for:	1,701	3,601
3,296	Depreciation, depletion and amortization	3,013	3,198
1,158	Foreign exchange and inflation indexation and finance charges	599	(528)
(145)	Non-controlling interests	166	71
(25)	Share of profit of equity-accounted investments	(221)	(78)
(937)	Gains/(losses) on disposal of non-current assets	(247)	(15)
(3,020)	Deferred income taxes, net	290	1,063
551	Exploration expenditures writen-off	447	304
734	Impairment	117	74
605	Pension and medical benefits (actuarial expense)	440	703
88	Inventories	(1,045)	(1,165)
(1,442)	Trade and other receivables, net	(1,078)	187
765	Trade payables	(205)	201
(259)	Pension and medical benefits	(142)	(149)
1,505	Taxes payable	(539)	(216)
(900)	Other assets and liabilities	106	(49)
4,734	(=) Net cash provided by (used in) operating activities	3,981	7,455
(8,092)	(-) Net cash provided by (used in) investing activities	(8,540)	(8,177)
(14,105)	Capital expenditures and investments in operating segments	(8,601)	(9,227)
1,756	Sale of assets (divestments)	368	4
4,257	Investments in marketable securities	(307)	1,046
(3,358)	(=) Net cash flow	(4,559)	(722)
2,026	(-) Net cash provided by (used in) financing activities	18,567	515
5,635	Proceeds from long-term financing	22,803	3,672
(2,756)	Repayment of principal	(2,595)	(1,539)
(880)	Repayment of interest	(1,595)	(1,566)
(1)	Dividends paid to shareholders	−	−
28	Acquisition of non-controlling interest	(46)	(52)
(446)	Effect of exchange rate changes on cash and cash equivalents	379	211
(1,778)	(=) Net increase (decrease) in cash and cash equivalents in the period	14,387	4
17,646	Cash and cash equivalents at the beginning of period	15,868	13,520
15,868	Cash and cash equivalents at the end of period	30,255	13,524

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION [23]

Consolidated Income Statement by Segment – Jan-Mar/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	16,739	27,134	4,041	49	9,940	3,520	−	(26,929)	34,494
Intersegments	16,659	9,376	354	47	283	210	−	(26,929)	−
Third parties	80	17,758	3,687	2	9,657	3,310	−	−	34,494
Cost of sales	(8,324)	(29,164)	(3,588)	(56)	(9,088)	(3,072)	−	27,027	(26,265)
Gross profit (loss)	8,415	(2,030)	453	(7)	852	448	−	98	8,229
Expenses	(1,544)	(1,110)	(185)	(21)	(532)	(256)	(1,430)	52	(5,026)
Selling, general and administrative expenses	(89)	(734)	(291)	(13)	(462)	(180)	(518)	50	(2,237)
Exploration costs	(625)	−	−	−	−	(21)	−	−	(646)
Research and development expenses	(133)	(41)	(17)	(3)	−	−	(56)	−	(250)
Other taxes	(13)	(16)	(29)	−	(5)	(23)	(52)	−	(138)
Other operating income and expenses, net	(684)	(319)	152	(5)	(65)	(32)	(804)	2	(1,755)
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	6,871	(3,140)	268	(28)	320	192	(1,430)	150	3,203
Net finance income (expense)	−	−	−	−	−	−	(73)	−	(73)
Share of profit of equity-accounted investments	2	62	54	(13)	−	114	2	−	221
Profit-sharing	(49)	(39)	(5)	−	(10)	(3)	(36)	−	(142)
Net income (loss) before income taxes	6,824	(3,117)	317	(41)	310	303	(1,537)	150	3,209
Income taxes	(2,320)	1,081	(89)	10	(106)	44	669	(52)	(763)
Net income (loss)	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446
Net income (loss) attributable to:
Shareholders of Petrobras	4,505	(2,035)	220	(31)	204	319	(1,000)	98	2,280
Non-controlling interests	(1)	(1)	8	−	−	28	132	−	166
	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446

Consolidated Income Statement by Segment – Jan-Mar/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	17,384	28,632	4,083	111	10,362	4,348	−	(28,575)	36,345
Intersegments	17,154	9,817	354	106	292	852	−	(28,575)	−
Third parties	230	18,815	3,729	5	10,070	3,496	−	−	36,345
Cost of sales	(8,733)	(30,855)	(3,248)	(121)	(9,337)	(3,474)	−	28,871	(26,897)
Gross profit (loss)	8,651	(2,223)	835	(10)	1,025	874	−	296	9,448
Expenses	(1,012)	(996)	(234)	(25)	(482)	(275)	(1,333)	51	(4,306)
Selling, general and administrative expenses	(115)	(809)	(216)	(16)	(505)	(210)	(566)	49	(2,388)
Exploration costs	(620)	−	−	−	−	(22)	−	−	(642)
Research and development expenses	(185)	(51)	(19)	(6)	(1)	(1)	(74)	−	(337)
Other taxes	(12)	(23)	(15)	(1)	(7)	(38)	(16)	−	(112)
Other operating income and expenses, net	(80)	(113)	16	(2)	31	(4)	(677)	2	(827)
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	7,639	(3,219)	601	(35)	543	599	(1,333)	347	5,142
Net finance income (expense)	−	−	−	−	−	−	696	−	696
Share of profit of equity-accounted investments	(1)	29	62	(2)	1	(8)	(3)	−	78
Profit-sharing	(79)	(51)	(8)	−	(6)	(5)	(58)	−	(207)
Net income (loss) before income taxes	7,559	(3,241)	655	(37)	538	586	(698)	347	5,709
Income taxes	(2,570)	1,113	(201)	12	(183)	(200)	363	(118)	(1,784)
Net income (loss)	4,989	(2,128)	454	(25)	355	386	(335)	229	3,925
Net income (loss) attributable to:
Shareholders of Petrobras	4,992	(2,128)	441	(25)	355	365	(375)	229	3,854
Non-controlling interests	(3)	−	13	−	−	21	40	−	71
	4,989	(2,128)	454	(25)	355	386	(335)	229	3,925

23As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – Jan-Mar/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Voluntary separation incentive program	(402)	(201)	(48)	(4)	(70)	(16)	(273)	−	(1,014)
Pension and medical benefits	−	−	−	−	−	−	(234)	−	(234)
Unscheduled stoppages and pre-operating expenses	(203)	(4)	(10)	−	−	(3)	(5)	−	(225)
Institutional relations and cultural projects	(16)	(8)	(1)	−	(8)	(1)	(160)	−	(194)
(Losses)/gains on legal, administrative and arbitral proceedings	(16)	(24)	(5)	−	(10)	(8)	(98)	−	(161)
Inventory write-down to net realizable value (market value)	−	(72)	(24)	(1)	−	(26)	−	−	(123)
Expenditures on health, safety and environment	(5)	(7)	(2)	−	−	(2)	(19)	−	(35)
(Losses)/gains on disposal of non current assets	(38)	(9)	270	−	1	34	(11)	−	247
(Expenditures)/reimbursements from operations in E&P partnerships	72	−	−	−	−	−	−	−	72
Government Grants	3	9	16	−	−	−	2	−	30
Impairment	−	−	−	−	−	6	−	−	6
Others	(79)	(3)	(44)	−	22	(16)	(6)	2	(124)
	(684)	(319)	152	(5)	(65)	(32)	(804)	2	(1,755)

 Other Operating Income (Expenses) by Segment – Jan-Mar/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Pension and medical benefits	−	−	−	−	−	−	(250)	−	(250)
Unscheduled stoppages and pre-operating expenses	(111)	(6)	(32)	−	−	−	(4)	−	(153)
Institutional relations and cultural projects	(9)	(12)	(2)	−	(6)	(3)	(119)	−	(151)
(Losses)/gains on legal, administrative and arbitral proceedings	(12)	1	(1)	−	(9)	(3)	(238)	−	(262)
Inventory write-down to net realizable value (market value)	(1)	(38)	(4)	(3)	−	(28)	−	−	(74)
Expenditures on health, safety and environment	(7)	(28)	(2)	−	−	(6)	(27)	−	(70)
(Losses)/gains on disposal of non current assets	(2)	−	−	−	19	−	(2)	−	15
(Expenditures)/reimbursements from operations in E&P partnerships	44	−	−	−	−	(2)	−	−	42
Government Grants	5	9	8	−	−	−	−	−	22
Impairment	−	−	−	−	−	−	−	−	−
Others	13	(39)	49	1	27	38	(37)	2	54
	(80)	(113)	16	(2)	31	(4)	(677)	2	(827)

Consolidated Assets by Segment – 03.31.2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	161,342	97,968	30,655	1,235	7,657	17,765	55,012	(17,231)	354,403

Current assets	6,435	19,993	5,244	85	2,182	4,967	37,409	(5,760)	70,555
Non-current assets	154,907	77,975	25,411	1,150	5,475	12,798	17,603	(11,471)	283,848
Long-term receivables	6,738	4,599	1,909	3	2,682	2,027	13,692	(11,395)	20,255
Investments	103	2,491	840	919	7	2,444	98	−	6,902
Property, plant and equipment	133,864	70,740	22,291	228	2,486	7,772	3,488	(76)	240,793
Operating assets	93,368	36,451	17,725	210	1,818	4,600	1,541	(76)	155,637
Assets under construction	40,496	34,289	4,566	18	668	3,172	1,947	−	85,156
Intangible assets	14,202	145	371	−	300	555	325	−	15,898

 Consolidated Assets by Segment – 12.31.2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	152,707	92,534	27,703	1,196	7,254	18,123	28,540	(6,634)	321,423

Current assets	5,902	19,141	3,864	77	2,380	5,089	21,643	(5,441)	52,655
Non-current assets	146,805	73,393	23,839	1,119	4,874	13,034	6,897	(1,193)	268,768
Long-term receivables	6,251	4,411	1,853	2	2,229	1,987	3,168	(1,119)	18,782
Investments	94	2,318	749	895	6	2,511	93	−	6,666
Property, plant and equipment	126,716	66,522	20,882	222	2,350	7,971	3,312	(74)	227,901
Operating assets	90,888	32,635	16,698	205	1,687	3,792	2,312	(74)	148,143
Assets under construction	35,828	33,887	4,184	17	663	4,179	1,000	−	79,758
Intangible assets	13,744	142	355	−	289	565	324	−	15,419

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – Jan-Mar/2014

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	4,504	(2,036)	228	(31)	204	347	(868)	98	2,446
Net finance income (expense)	−	−	−	−	−	−	73	−	73
Income taxes	2,320	(1,081)	89	(10)	106	(44)	(669)	52	763
Depreciation, depletion and amortization	1,778	660	207	2	41	239	86	−	3,013
EBITDA	8,602	(2,457)	524	(39)	351	542	(1,378)	150	6,295
Share of profit of equity-accounted investments	(2)	(62)	(54)	13	−	(114)	(2)	−	(221)
Impairment	−	−	−	−	−	(6)	−	−	(6)
Adjusted EBITDA	8,600	(2,519)	470	(26)	351	422	(1,380)	150	6,068

 Consolidated Adjusted EBITDA Statement by Segment – Jan-Mar/2013

	U.S.$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	4,989	(2,128)	454	(25)	355	386	(335)	229	3,925
Net finance income (expense)	−	−	−	−	−	−	(696)	−	(696)
Income taxes	2,570	(1,113)	201	(12)	183	200	(363)	118	1,784
Depreciation, depletion and amortization	1,911	622	237	6	46	295	81	−	3,198
EBITDA	9,470	(2,619)	892	(31)	584	881	(1,313)	347	8,211
Share of profit of equity-accounted investments	1	(29)	(62)	2	(1)	8	3	−	(78)
Impairment	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	9,471	(2,648)	830	(29)	583	889	(1,310)	347	8,133

 Reconciliation between Adjusted EBITDA and Net Income

U.S.$ million
			Jan-Mar
4Q-2013	1Q14 X 4Q13 (%)		2014	2013	2014 x 2013 (%)

2,615	(6)	Net income	2,446	3,925	(38)
1,326	(94)	Net finance income (expense)	73	(696)	110
(924)	(183)	Income taxes	763	1,784	(57)
3,296	(9)	Depreciation, depletion and amortization	3,013	3,198	(6)
6,313	−	EBITDA	6,295	8,211	(23)
(25)	784	Share of profit of equity-accounted investments	(221)	(78)	(183)
544	(101)	Impairment	(6)	−	−
6,832	(11)	Adjusted EBITDA	6,068	8,133	(25)
19	(1)	Adjusted EBITDA margin (%) [24]	18	22	(5)

 Adjusted EBITDA is not an IFRS measure and it is possible that it may not be comparable with financial indicators of the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

[24]

24Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - Jan-Mar 2014

Sales revenues	790	1,899	121	1,217	7	(514)	3,520
Intersegments	361	350	8	−	5	(514)	210
Third parties	429	1,549	113	1,217	2	−	3,310
Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	181	22	26	41	(67)	(11)	192
Net income (loss) attributable to the shareholders of Petrobras	264	27	32	38	(31)	(11)	319

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - Jan-Mar 2013

Sales revenues	1,336	2,151	144	1,254	−	(537)	4,348
Intersegments	779	599	9	2	−	(537)	852
Third parties	557	1,552	135	1,252	−	−	3,496
Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	592	45	8	29	(68)	(7)	599
Net income (loss) attributable to the shareholders of Petrobras	408	35	8	25	(104)	(7)	365

Consolidated Assets for International Segment

	U.S.$ million

	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets on March 31, 2014	13,468	2,403	551	1,085	2,957	(2,699)	17,765
Total assets on December 31, 2013	13,656	2,652	602	1,085	1,970	(1,842)	18,123

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.